Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations provides information that we believe to be relevant to an assessment and understanding of our results of operations and financial condition for the periods described. This discussion should be read in conjunction with our interim consolidated financial statements and the notes to such financial statements, which are included in this Report on Form 6-K. In addition, this information should also be read in conjunction with the information contained in our Annual Report on Form 20-F for the year ended December 31, 2019, or the Annual Report, including the consolidated annual financial statements as of December 31, 2019 and their accompanying notes included therein, filed with the Securities and Exchange Commission, or the SEC, on June 15, 2020.

Unless otherwise indicated, all references to the terms “we”, “us”, “our”, “Therapix”, “the Company” and “our Company” refer to Therapix Biosciences Ltd. and its wholly-owned subsidiaries. References to “Ordinary Shares,” “ADSs” and “warrants” refer to the ordinary shares, American Depositary Shares and warrants, respectively, of Therapix.

We report financial information under International Financial Reporting Standards, as issued by the International Accounting Standards Board and none of the financial statements were prepared in accordance with generally accepted accounting principles in the United States.

References to “U.S. dollars,” “USD” and “$” are to currency of the United States of America, and references to “NIS” are to New Israeli Shekels. Unless otherwise indicated, U.S. dollar translations of NIS amounts presented herein are translated using the rate of NIS 3.466 to $1.00, the exchange rate reported by the Bank of Israel on June 30, 2020.

Forward-Looking Statements

The following discussion contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified. These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our ability to obtain a listing and effectively comply with the listing requirements of Nasdaq;

●	our ability to raise capital through the issuance of additional securities;

●	our ability to advance the development our product candidates, including the anticipated starting and ending dates of our anticipated clinical trials;

●	our assessment of the potential of our product candidates to treat certain indications;

●	our ability to successfully receive approvals from the FDA, or other regulatory bodies, including approval to conduct clinical trials, the scope of those trials and the prospects for regulatory approval of, or other regulatory action with respect to our product candidates, including the regulatory pathway to be designated to our product candidates;

●	the regulatory environment and changes in the health policies and regimes in the countries in which we operate, including the impact of any changes in regulation and legislation that could affect the pharmaceutical industry;

●	our ability to commercialize our existing product candidates and future sales of our existing product candidates or any other future potential product candidates;

●	our ability to meet our expectations regarding the commercial supply of our product candidates;

●	the overall global economic environment;

●	the impact of COVID-19 and resulting government actions on us;

●	the impact of competition and new technologies;

●	general market, political and economic conditions in the countries in which we operate;

●	projected capital expenditures and liquidity;

●	the impact of competition and new technologies;

●	changes in our strategy; and

●	litigation.

More detailed information about the risks and uncertainties affecting us is contained under the heading “Risk Factors” in our Annual Report filed with the SEC on June 15, 2020, which is available on the SEC’s website, www.sec.gov, and in our periodic filings with the SEC.

You should not put undue reliance on any forward-looking statements. Any forward-looking statements in this discussion are made as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Overview

We are a specialty clinical-stage pharmaceutical company. Our focus is creating and enhancing a portfolio of technologies and assets based on cannabinoid therapies. With this focus, we are currently engaged in the following development programs based on Δ9-tetrahydrocannabinol, or THC, and/or non-psychoactive cannabidiol, or CBD: THX-110 for the treatment of Tourette syndrome, or TS, and for the treatment of obstructive sleep apnea; THX-160 for the treatment of chronic and acute pain; and THX-210 for the treatment of autism spectrum disorder and epilepsy.

THX-110 is a combination therapy candidate based on two components: (1) THC, which is the major cannabinoid molecule in the cannabis plant, and (2) CannAmide™, a proprietary palmitoylethanolamide, or PEA, formulation. PEA is an endogenous fatty acid amide that belongs to the class of nuclear factor agonists, which are molecules that regulate the expression of genes. We believe that the combination of THC and PEA may induce a reaction known as the “entourage effect,” which we further believe has strong potential to treat Tourette syndrome and obstructive sleep apnea.

THX-160 is a proprietary pharmaceutical preparation containing a CB2 Receptor agonist for the treatment of pain. This innovative CB2 receptor agonist was synthesized by Raphael Mechoulam, Ph.D., Professor of Medicinal Chemistry at the Hebrew University, and a member of the Therapix Scientific Advisory Board.

Modulating CB2 receptor activity by selective CB2 receptor agonists holds unique therapeutic potential for addressing pain conditions.

Also based on the “entourage effect,” we are developing THX-210, a proprietary preparation candidate containing non-psychoactive CBD and CannAmide. THX-210 is intended for the treatment of autism spectrum disorder and epilepsy.

Pursuant to the positive results obtained in a phase IIa TS study conducted at Yale School of Medicine, we are developing a regulatory dossier to be submitted to the Federal Institute for Drugs and Medical Devices for our TS program (THX-110). In addition, we announced in November 2019 positive top line results from our Phase IIa clinical study in obstructive sleep apnea, which we believe suggests that THX-110 positively affects symptoms in adult subjects with obstructive sleep apnea. Following the recent successful completion of the Phase IIa obstructive sleep apnea clinical study, we are now assessing business and clinical strategies for further development of this program.

For our proprietary THX-160, we plan to continue the pre-clinical studies by developing multiple tests for mechanism of action evaluation and identifying pain indication and formulation development.

Following positive results in a pre-clinical study that consisted of in vitro tests which showed synergy between CBD and PEA, we announced in December 2019 progression of THX-210 into a clinical stage, and our plans to initiate a randomized, double blind placebo-controlled study to evaluate the efficacy, safety and tolerability of THX-210 in treating patients with autism spectrum disorder.

In July 2019, we announced the issuance of a product license for our proprietary PEA oral tablet CannAmide™ by Health Canada’s Natural and Non-prescription Health Products Directorate, or the NNHPD, for the recommended use as an anti-inflammatory and to help relieve chronic pain. This license was issued by the NNHPD under the authority of the Natural Health Products Regulations. Dosage form of the described natural health product is tablets composed of 400mg PEA with a recommended dose of one tablet three times a day. Chronic pain is estimated to affect 38% of people worldwide, and according to an analysis by the World Health Organization, half of the most prevalent conditions responsible for living with disability is characterized by the presence of different kinds of pain. With the NNHPD license, we are able to offer safe and beneficial non-opiate pain management products. CannAmide™ is a cannabimimetic compound that regulates endocannabinoid levels by enhancing receptor sensitivity and inhibiting their metabolism, and is particularly attractive therapeutically as it appears to have a very high safety profile with low or no abuse liability. Although numerous clinical trials have shown the favorable effect of PEA as an analgesic agent it has low solubility.

Operating Results

To date, we have not generated revenue from the sale of any product, and we do not expect to generate significant revenue within the next year at least. As of June 30, 2020, we had an accumulated deficit of approximately $54.3 million. Our financing activities are described below under “Liquidity and Capital Resources – Financing Activities.”

Operating Expenses

Our current operating expenses consist of two components – research and development expenses, and general and administrative expenses.

Research and Development Expenses

Our research and development expenses consist primarily of salaries and related personnel expenses, share-based compensation expenses, consulting and subcontractor expenses and other related research and development expenses.

The following table discloses the breakdown of research and development expenses:

	Six-month period ended June 30,
	2020	2019
	(unaudited)	(unaudited)
	(in thousands of USD)

Wages and related expenses	181	133
Share-based payments	100	19
Clinical studies	1	56
Research & preclinical studies	33	190
Chemistry & formulations	-	56
Regulatory and other expenses	178	45
	493	499

General and Administrative Expenses

General and administrative expenses consist primarily of salaries, share-based compensation expense, professional service fees for accounting, legal, bookkeeping, facilities and other general and administrative expenses.

The following table discloses the breakdown of general and administrative expenses:

	Six-month period ended June 30,
	2020	2019
	(unaudited)	(unaudited)
	(in thousands of USD)

Wages and related expenses	106	224
Share-based payment	69	363
Professional and directors fees	679	598
Investor relations and business expenses	7	45
Office maintenance, rent and other expenses	53	38
Regulatory expenses	51	67
Business development	5	215
Total	970	1,550

Comparison of the six-months ended June 30, 2020 to the six-months ended June 30, 2019

Research and Development Expenses, net

Our research and development expenses for the six months ended June 30, 2020 amounted to $493,000, representing a decrease of $6,000, or 1.2%, compared to $499,000 for the six months ended June 30, 2019. The decrease was primarily attributable to a decrease of $268,000 in clinical and preclinical studies, reflecting the ending of clinical and preclinical studies that were ended in previous year and a decrease in chemistry & formulations expenses offset by an increase of $262,000 in wages and related expenses, share-based payments and regulatory and other expenses, reflecting the preparation for upcoming pre-clinical and clinical studies.

General and Administrative Expenses

Our general and administrative expenses totaled $0.97 million for the six months ended June 30, 2020, a decrease of $0.58 million, or 37%, compared to $1.55 million for the six months ended June 30, 2019. The decrease resulted primarily from a decrease of $0.21 million in business development expenses and a decrease of $0.12 million in wages and related expenses reflecting the Company's efforts to reduce these expenses.

Operating Loss

As a result of the foregoing, our operating loss for the six months ended June 30, 2020 was $1.46 million, compared to an operating loss of $2.0 million for the six months ended June 30, 2019, a decrease of $0.54 million, or 27%.

Finance Expense and Income

Financial expense and income consist of revaluation of debt instruments presented at fair value, related issuance expenses of debt instruments and bank fees.

We recognized financial income for the six months ended June 30, 2020 of $29,000, representing a decrease of $181,000 compared to financial income of $210,000 for the six months ended June 30, 2019. The decrease was primarily due to a change in the fair value of debt instruments for six months ended June 30, 2019.

We recognized financial expense for the six months ended June 30, 2020 of $1.2 million, representing an increase of $725,000 compared to financial expenses of $475,000 for the six months ended June 30, 2019. The increase was primarily due to a change in the fair value of debt instruments and other transactional costs.

Discontinued operations, net

Our loss from discontinued operations, net totaled $207,000 for the six months ended June 30, 2019. On March 26, 2019, due in part to significant losses incurred by our former controlled subsidiary, Therapix Healthcare Resources Inc., or THR, as well as its failure to maintain required licenses to operate its facilities, the our board of directors resolved that THR will commence a liquidation process of its assets, a process which ended on June 27, 2019, with the confirmation of THR’s dissolution by submitting all documents required by law. Since April 2019, THR had no employees and all business operations were discontinued. Accordingly, we presented all profit or loss results relevant to THR for the six month period ended on June 30, 2019, as income (loss) from discontinued operations, net. Also, as of June 27, 2019, THR had no assets or liabilities and recorded an income in the amount of $616,000 (THR recorded a loss of $2.4 million during the period since consolidation on October 3, 2018, up until December 31, 2018).

Total Comprehensive Loss

Our total comprehensive loss for the six months ended June 30, 2020 was $2.64 million, representing an increase $120,000, or 4.8%, compared to $2.52 million for the six months ended June 30, 2019.

Liquidity and Capital Resources

Overview

As of June 30, 2020, we had $180,000 in cash, including short term restricted deposits.

The table below presents our cash flows:

	Six months ended June 30,
	2020	2019
	(unaudited)	(unaudited)
	(In thousands of USD)

Net cash used in operating activities	(2,133)	(2,891)

Net cash provided by (used in) investing activities	-	1.269

Net cash provided by (used in) financing activities	1,407	1.730

Operating Activities

Net cash used in operating activities was $2.13 million for the six months ended June 30, 2020, compared with net cash used in operating activities of $2.89 million for the six months ended June 30, 2019. The decrease is primarily due to decreases in adjustments to the profit or loss items of impairment loss of equipment of $1.22 million offset by a decrease in working capital adjustments for the six months ended June 30, 2019.

Investing Activities

Net cash used in investing activities was $0 for the six months ended June 30, 2020, compared with net cash provided by investing activities of $1.27 million for the six months ended June 30, 2019. The decrease is primarily due to proceeds from the sale of property and equipment of $724,000 and repayment of a convertible loan of $546,000 in the 2019 period.

On May 15, 2020, the Company entered into a series of transactions, or together, the Joint Venture Transaction, including a definitive share transfer agreement with Capital Point Ltd., or Capital Point, an Israeli holding company traded on the Tel Aviv Stock Exchange, and Evero Health Ltd., or Evero, pursuant to which Capital Point sold to Evero 5,952,469 ordinary shares, NIS 0.01 par value each, of Coeruleus Ltd., or the Purchased Coeruleus Shares and “Coeruleus, respectively), an Israeli company, and an affiliated company (in which Capital Point owned approximately 40% the issues and outstanding share capital) of Capital Point, engaged in, among others, developing innovative medications based on the active generic substance flumazenil, including a sublingual spray to reduce the side effects of hypnotic sleep medication, and a sublingual spray to improve function and quality of life in patients with hepatic encephalopathy. The Purchased Coeruleus Shares represented approximately 35% of the issued and outstanding share capital of Coeruleus. In consideration thereof, Evero issued and sold to Capital Point 176,470 ordinary shares, NIS 1.00 par value each, constituting 15% of the issued and outstanding share capital of Evero, which were valued at $351,000, based on apportionment of the fair market value of the Company as reflected in the Nasdaq. Following the transaction, Capital Point held approximately 5% of Coeruleus’ issued and outstanding share capital. The transaction costs of $51,000 were also capitalized as part of the investment in an associate.

In connection with the Joint Venture Transaction, we issued a warrant to purchase $340,000 of ADSs representing our Ordinary Shares. Pursuant to the terms of the warrant, the exercise price per ADS is equal to the closing price of the ADSs on the trading day on which the notice of exercise was actually received by us, and shall be paid by transferring to Therapix a duly executed share transfer deed for 9,577 ordinary shares of Evero. The warrant will be exercisable for 12 months starting from the 12-month anniversary of the issuance date.

Financing Activities

Net cash provided by financing activities of $1.4 million in the six months ended June 30, 2020 consisted mainly of $1.4 million of net proceeds from the issuance of share capital and warrants. Net cash used in financing activities in the six months ended June 30, 2019 consisted of $1.7 million of net proceeds from the issuance of share capital and warrants.

On March 19, 2020, we entered into a securities purchase agreement with respect to a private placement of convertible notes in the aggregate amount of $220,000, warrants to purchase up to 314,285 ADSs, and 40,000 ADSs. The private placement closed on April 6, 2020.

On April 1, 2020 the Company entered into a securities purchase agreement (the “April 2020 Purchase Agreement”) with institutional investors to purchase of 4,166,668 units, each consisting of (i) one pre-funded warrant to purchase one ADS and (ii) one Series B warrant to purchase one ADS, at a purchase price of $0.2999 per unit. The Series B warrants have an exercise price of $0.43 per ADS, are exercisable upon issuance and expire five years from the date of issuance. The offering resulted in gross proceeds to the Company of approximately $1.25 million. The closing of the sale of the securities took place on April 3, 2020. As of October 6, 2020, all of the pre-funded warrants have been exercised. In addition, 4,161,668 of the Series B warrants were exercised pursuant to a cashless exercise mechanism as described in the April 2020 Purchase Agreement for no further consideration to us. As of October 6, 2020, there were 5,000 Series B warrants unexercised.

On July 23, 2020, we submitted to the Tel Aviv-Jaffa District Court, or the Court, a petition pursuant to the Israeli Insolvency and Economic Rehabilitation Law, 2018, to commence proceedings for our economic rehabilitation. On August 11, 2020, Pure Capital Ltd., or Pure Capital, proposed to deposit $1.5 million with the Company’s temporary trustee nominated by the Court to cover and pay all of the Company’s debts, without derogating from any other creditor’s rights towards the Company, or the Pure Capital Proposal. The Pure Capital Proposal was made subject to the replacement of the Company’s Board of Directors with Pure Capital’s designated nominees that were voted upon at the adjourned annual general meeting held on August 4, 2020. The Court issued an order on August 14, 2020, or the Order, approving the Pure Capital Proposal and settlement agreement submitted to the Court by the parties thereto. In accordance with the terms of the Order and following the deposit by Pure Capital, the Company’s members of the Board were replaced.

Current Outlook

We have financed our operations to date primarily through proceeds from sales of our Ordinary Shares and ADSs as well as exercises of warrants and options to purchase Ordinary Shares or ADSs, as the case may be. We have incurred losses and generated negative cash flows from operations since August 2004. Since August 2004, we have not generated any revenue from the sale of product candidates and we do not expect to generate revenues from sale of our product candidates in the next few years.

As of June 30, 2020, our cash was $144,000.

We believe that our existing cash resources will not be sufficient to finance our operating activities in the foreseeable future; rather, we expect that we will require substantial additional capital to complete the development of, and to commercialize, our product candidates and to continue as a going concern. If we do seek to raise additional capital, there can be no guarantee or assurance that we will be successful in raising such additional capital or that the term of such capital raise will be on terms favorable to us. In addition, as we continue to assess the effects of COVID-19, we do believe that it is possible that the COVID-19 pandemic may make financing opportunities scarcer or more difficult.

In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional financing sooner than planned. For example, as a result of COVID-19, we have taken action to reduce our operating expenses in the short term. There can be no assurance that the analysis that we have undertaken or remedial measures that have been enacted will enable us to avoid part or all of any impact from the spread of COVID-19 or its consequences, including downturns in business sentiment generally or in our sector in particular. In addition to COVID-19, our future capital requirements will depend on many factors, including:

●	the progress and costs of our research and development activities;

●	the costs of manufacturing our product candidates;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt and/or equity financings (such as our March 2017, April 2019, December 2019, March 2020 and April 2020 offerings of ADSs and/or warrants). We cannot be certain that additional funding will be available to us on acceptable terms, if at all. In addition, although we were able to raise financing in April 2020 Offering, which was during the COVID-19 pandemic, there can be no assurance that we will be able to raise financing again while the COVID-19 pandemic is ongoing. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our product candidates and possibly cease operations.

Critical Accounting Policies

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, obligations and expenses during the reporting periods. A comprehensive discussion of our critical accounting policies is included in “Item 5. Operating and Financial Review and Prospects - Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in our Annual Report.

Off-Balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements.